SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE TO-A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AIRTRAN HOLDINGS, INC.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

7% Convertible Notes due 2023

(Title of Class of Securities)

00949P AB4

(CUSIP Number of Class of Securities)

00949P 108

(CUSIP Number of Underlying Common Stock)

Richard P. Magurno, Esq.

AirTran Holdings, Inc.

9955 AirTran Boulevard, Orlando, Florida 32827

(407) 318-5600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies of Communications to:

Howard E. Turner, Esq.

M. Timothy Elder, Esq.

Smith, Gambrell & Russell, LLP

1230 Peachtree Street, N.E., Suite 3100

Atlanta, Georgia 30309-3592

(404) 815-3500

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$95,800,000	$6,833.04

*	Calculated solely for purposes of determining the filing fee. The purchase price for the 7% Convertible Notes due 2023, as described herein, is $1,000 per $1,000 principal amount. As of May 26, 2010, there was $95,835,000 in aggregate principal amount of the Notes outstanding, resulting in an aggregate maximum purchase price of $95,835,000. The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $71.30 per million of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,023.05	Filing party:	AirTran Holdings, Inc.
Form or Registration No.:	SC TO 005-49259	Date filed:	June 3, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 is the final amendment to the Tender Offer Statement on Schedule TO (“Schedule TO”) filed by AirTran Holdings, Inc., a Nevada corporation (the “Company”), with respect to the right of each holder (each, a “Holder”) of the Company’s 7% Convertible Notes due 2023 (the “Notes”) to sell, and the obligation of the Company to purchase, the Notes upon the terms and subject to the conditions set forth in the Indenture, dated as of May 7, 2003, between the Company and AirTran Airways, Inc., as guarantor (the “Guarantor”), and Wilmington Trust Company, as trustee (the “Trustee”). The right of a Holder to require the Company to purchase the Notes, as described in the Company Notice to Holders of the 7% Convertible Notes Due 2023 issued by AirTran Holdings, Inc., dated June 3, 2010 (as amended from time to time, the “Company Repurchase Notice”), and the related notice materials filed as exhibits to the Schedule TO (collectively referred to herein as the “Put Option”).

This Amendment No. 1 is being filed by the Company to amend and supplement certain provisions to the extent set forth herein.

The Schedule TO, as amended and supplemented, is intended to satisfy the filing and disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEM 4.

Item 4 of the Schedule TO is amended and supplemented by adding the following language:

The Put Option expired at 5:00 p.m., New York City time, on Thursday, July 1, 2010. The Company has been advised by Wilmington Trust Company, as paying agent (the “Paying Agent”), that Notes in an aggregate principal amount at maturity of $90,363,000 were validly tendered and not withdrawn for repurchase. The Company has accepted for repurchase all such Notes. The repurchase price of the Notes was equal to $1,000 per $1,000 principal amount of the Notes. Accordingly, the aggregate purchase price for all of the Notes validly tendered for repurchase was approximately $90,363,000. The Company has forwarded cash in payment of the aggregate purchase price to the Paying Agent to distribute to the Holders. Following the Put Option, an aggregate principal amount of $5,472,000 of the Notes remains outstanding.

ITEM 12.	EXHIBITS.

Exhibit Number	Description

(a)(1)(A)	Company Repurchase Notice to Holders of the 7% Convertible Notes due 2023 issued by AirTran Holdings, Inc., dated June 3, 2010 (incorporated by reference to Exhibit (a)(1)(A) to the Company’s Schedule TO-I (SEC File No. 005-49259) filed on June 3, 2010).

(a)(5)(A)	Press Release issued by AirTran Holdings, Inc. on June 3, 2010 (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K (SEC File No. 001-15991) filed on June 3, 2010).

(a)(5)(B)	Press Release issued by AirTran Holdings, Inc. on July 2, 2010 (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K (SEC File No. 001-15991) filed on July 2, 2010).

(d)(1)	Indenture dated as of May 7, 2003, between AirTran Holdings, Inc., as issuer, AirTran Airways, Inc., as guarantor, and Wilmington Trust Company, as trustee, relating to the 7% Convertible Notes due 2023 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3 (SEC File No. 333-10745) filed on July 28, 2003).

(g)	None.

(h)	None.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

AIRTRAN HOLDINGS, INC.

By:	/s/ Arne G. Haak
Name:	Arne G. Haak
Title:	Chief Financial Officer, Senior Vice-President – Finance, and Treasurer

Date: July 2, 2010

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Company Repurchase Notice to Holders of the 7% Convertible Notes due 2023 issued by AirTran Holdings, Inc., dated June 3, 2010 (incorporated by reference to Exhibit (a)(1)(A) to the Company’s Schedule TO-I (SEC File No. 005-49259) filed on June 3, 2010).

(a)(5)(A)	Press Release issued by AirTran Holdings, Inc. on June 3, 2010 (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K (SEC File No. 001-15991) filed on June 3, 2010).

(a)(5)(B)	Press Release issued by AirTran Holdings, Inc. on July 2, 2010 (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K (SEC File No. 001-15991) filed on July 2, 2010).

(d)(1)	Indenture dated as of May 7, 2003, between AirTran Holdings, Inc., as issuer, AirTran Airways, Inc., as guarantor, and Wilmington Trust Company, as trustee, relating to the 7% Convertible Notes due 2023 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3 (SEC File No. 333-10745) filed on July 28, 2003).

(g)	None.

(h)	None.